Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Nadine Rosin
Assistant Vice President
& Senior Counsel
Phone: 860-466-2832
Nadine.Rosin@LFG.com

VIA EDGAR

June 16, 2023

Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549

Re:                Post-Effective Amendment No. 16 to the Registration Statement
on Form N-4 for Lincoln Life Variable Annuity Account N of
The Lincoln National Life Insurance Company (File No. 333-222786

Commissioners:

On behalf of The Lincoln National Life Insurance Company (“Company”) and Lincoln Life Variable Annuity Account N, we hereby file on EDGAR, under the Securities Act of 1933, a conformed electronic format copy of Post-Effective Amendment No. 16 to the above-referenced registration statement (the “Amendment”).

The Amendment is being filed pursuant to paragraph (a) of Rule 485 to change the availability of death benefit options and to adjust the maximum issue age for certain contracts under the registration statement.

If you have any questions or comments on the Amendment, please contact me at the number listed above.

Sincerely,

/s/ Nadine Rosin

Nadine Rosin